Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046 713 626 1919 www.invesco.com/us

September 12, 2017

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), Invesco Exchange Fund, Invesco Advantage Municipal Income Trust II, Invesco Bond Fund, Invesco California Value Municipal Income Trust, Invesco Dynamic Credit Opportunities Fund, Invesco High Income Trust II, Invesco Municipal Income Opportunities Trust, Invesco Municipal Opportunity Trust, Invesco Municipal Trust, Invesco Pennsylvania Value Municipal Income Trust, Invesco Quality Municipal Income Trust, Invesco Senior Income Trust, Invesco Senior Loan Fund, Invesco Trust for Investment Grade Municipals, Invesco Trust for Investment Grade New York Municipals and Invesco Value Municipal Income Trust (each, a “Trust” and collectively, the “Trusts”)/(I/C File Nos. 811-01540, 811-02699, 811-05686, 811-07890, 811-02611, 811-07868, 811-02090, 811-07404, 811-22043, 811-05769, 811-05597, 811-06567, 811-06362, 811-07398, 811-06591, 811-08743, 811-05845, 811-06471, 811-06537, 811-06590, respectively).

Financial Statement Review

Dear Ms. Fettig:

On behalf of the Trusts, thank you for speaking with Matthew DiClemente of Stradley Ronon Stevens & Young, LLP, counsel to the Trusts, and myself on May 3, 2017 about the Trusts’ financial statements described herein (each, a “Financial Statement” and collectively, the “Financial Statements”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated your oral comments below, followed by our written responses.)

1.	Comment: For the Invesco Funds identified on Exhibit A of this letter, the internal control reports filed in EDGAR did not include certain identifying information (noted in Exhibit A) regarding the accounting firm. Please refile these reports so that the missing information appears in the report.

1

Response: The N-SARs identified on Exhibit A were refiled on May 26, 2017 to include the missing information regarding the accounting firm.

2.	Comment: Invesco Trust for Investment Grade New York Municipals N-SAR filed on April 29, 2014 omitted its internal control report. Please file the missing report.

Response: The N-SAR was refiled on May 26, 2017 to include the missing report.

3.	Comment: Invesco Senior Loan Fund N-CSR filed on May 12, 2016 omitted the disclosure required by Item 8. As this Fund is a closed-end fund, the Staff believes the Item 8 information should be included.

Response: The Fund will include this disclosure in its future N-CSR filings.

4.	Comment: With respect to all closed-end funds, in Item 8(a)(1) of N-CSR filings, disclose the date as of which the information therein is provided.

Response: The Fund will note in future filings that the information required by Item 8(a)(1) is as of the filing date.

5.	Comment: The Managers Discussion of Fund Performance section of the Invesco Municipal Income Opportunities Trust shareholder report states that the Trust invests primarily in municipal securities rated BB or better by Standard & Poor’s or Ba or better by Moody’s, or if not rated, securities we determine to be of comparable quality at the time of investment. Supplementally confirm that Invesco deemed the unrated securities held by the Trust to be of comparable quality to securities rated BB or better by S&P or Ba or better by Moody’s.

Response: We confirm that Invesco deemed the unrated securities held by the Trust to be of comparable quality to securities rated BB or better by S&P or Ba or better by Moody’s.

6.	Comment: Each Invesco Funds identified on Exhibit B of this letter include disclosures regarding derivatives and other investment types in the principal investment strategies and principal investment risks section of the summary prospectus. These funds do not appear to have invested in the derivative or investment type for the past three years. Please consider moving the disclosure to the statutory prospectus, as investing in derivatives or investments does not appear to be part of this fund’s principal investment strategy.

Response: The portfolio managers of the Funds identified on Exhibit B have expressed interest in using derivatives to benefit the Funds under certain market conditions. Although recent market conditions have not been favorable for such use, the portfolio managers believe market conditions could favor the use of derivatives in the next twelve months. We therefore believe that the derivatives and other investments types described in the prospectus continue be part of each Fund’s principal investment strategy and respectfully decline to make the requested changes to the prospectus disclosure at this time.

7.	Comment: The portfolio turnover for the Invesco Shot Duration Inflation Protected Fund was over 100% for the past three years. Disclose the risk of high portfolio turnover in the prospectus. In addition, the prospectus of the Invesco Short Duration Inflation Protected Fund states “The Fund normally seeks to maintain an average portfolio effective duration that is within +/- 1 year of the duration of the Index, which was 1.61 years as of February 29, 2016.” The fact sheet for this fund states that the weighted average effective maturity (years) is 3.00 and the effective duration is 2.95. Please confirm if the fund’s average portfolio effective duration remains within +/-1 year of the Index duration.

Response: Prior to its repositioning effective December 31, 2015, Invesco Short Duration Inflation Protected Fund (formerly known as Invesco Limited Maturity Treasury Fund) included active trading strategy and risk disclosure in its prospectus because the Fund engaged in frequent trading of portfolio securities as part of its principal investment strategies, resulting in a portfolio turnover rate in excess of 100%. The Fund’s portfolio turnover rate for the fiscal year ended in 2016, however, exceeded 100% due to the Fund’s repositioning to its new investment strategy and was not a result of the Fund engaging in ordinary course frequent trading of portfolio securities. Because frequent trading of portfolio securities is no longer a principal investment strategy of the Fund, the Fund respectfully declines to make the requested changes to its prospectus disclosure. We note that the Fund’s portfolio turnover rate for the fiscal year ended in 2017 was 41%.

As of May 31, 2017, the average portfolio effective duration remains within +/- one year of the Index duration.

8.	Comment: Invesco Short Term Bond Fund prospectus states “The Fund will attempt to maintain an effective dollar-weighted average portfolio maturity and duration of less than three years.” The Staff’s position is that funds using “short-term” in their name must maintain a dollar-weighted average maturity, not an effective maturity, of less than three years (See Rule 35d-1 Adopting Release at note 45).

Response: The Invesco Short Term Bond Fund will revise the disclosure by removing the term “effective” in connection with the Fund’s next annual update.

9.

Comment: The prospectus of each of the Global Core Equity and Global Real Estate Funds states “Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries, including the U.S.” The Staff’s current position for funds that include “Global” in their name is that, under normal circumstances, the fund will provide exposure to investments that are economically tied to at least three different countries, including the U.S. and that at least 40%, but no less than 30%, of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the U.S. In the next annual prospectus update for these Funds, please update the prospectus disclosure accordingly.

Response: The Invesco Global Core Equity Fund and the Invesco Global Real Estate Fund will make the requested disclosure changes in connection with their next annual update.

10.	Comment: The MDFP for the Invesco Corporate Bond Fund refers to contingent convertible bonds (CoCos) as part of the Fund’s principal investment strategies. If CoCo’s are part of the Fund’s principal investment strategies, consider whether additional risk disclosure is appropriate. Please also supplementally provide the percentage of the Fund’s assets that was invested in CoCos as of a recent date.

Response: The MDFP states that, among other factors that contributed to the fund’s performance, “security selection within contingent convertible bonds also added value”. The Funds’ disclosure policies are to include additional strategy and risk disclosure if the Fund’s investment in a certain security type exceeds threshold levels. The Fund’s investment in contingent convertible bonds at 2/29/16 did not exceed the threshold levels for additional disclosure. The percentage of the Fund’s assets that were invested in contingent convertible bonds at 4/30/17 was approximately 3%.

11.	Comment: With respect to the Invesco Tax Exempt Cash Fund, explain the nature of the recent restatement in the fee table.

Response: The current fee table was restated to reflect contractual fee changes that became effective 6/1/16. Other Expenses were restated to reflect an increase of 0.03% in administrative expenses and Management Fees were restated to reflect a fee rate reduction from 0.35% to 0.20%.

12.	Comment: Invesco Exchange Fund invests over 25% of its assets in issuers that each represent more than 5% of the Fund’s assets. Please supplementally confirm whether and how this fund meets the diversification test under Section 5(b) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Invesco Exchange Fund complied with the diversification test under Section 5(b) of the 1940 Act at the time it made the investments. No additional investments have been made in any securities that would change the Fund’s diversification status under the test.

13.	Comment: The shareholder report of the Invesco Dynamic Credit Opportunities Fund indicates that the Fund invests in forward foreign currency contracts. Please explain why these instruments are not described in the summary of investment policy section of the Fund’s prospectus.

Response: The synopsis in both the Fund’s initial registration statement filed on June 26, 2007, pursuant to which shares have been issued (the “2007 Registration Statement”), and the shelf registration statement filed on June 24, 2016, pursuant to which shares have not been issued (the “2016 Shelf Registration Statement”), both provide disclosure regarding the ability to use different types of transactions to hedge currency risk. Specifically, the “Investment Policies” section in the synopsis of the 2016 Shelf Registration Statement and the “Portfolio Contents” section in the synopsis of the 2007 Registration Statement provide that, “[t]o address foreign currency risks, the Fund may enter into foreign currency swaps and other hedging transactions.” Other sections of the synopsis then provide additional detail on the use of forward foreign currency contracts. For example, the disclosure under “Foreign Securities Risk” in the synopsis to each registration statement provides that “[t]he Fund may, from time to time, seek to protect the value of some portion or all of its portfolio holdings against currency risks by engaging in currency hedging transactions, such as currency futures contracts, currency forward contracts and options on currencies. Such transactions may include entering into forward currency exchange contracts….” Additionally, the disclosure in “Strategic Transactions Risk” in the synopsis to each registration statement provides that [t]he Fund may utilize options, forward contracts, futures contracts and options on futures contracts....” The Trust believes that the foregoing disclosure is adequate and meets the requirements of Form N-2.

14.	Comment: For Invesco money market funds, the Staff could not locate the link to the website disclosure required by Rule 2a-7(h)(10)(iv) under the 1940 Act. Please identify where this link can be found.

Response: The required link to money market fund website disclosure required by Rule 2a-7(h)(10)(iv) under the 1940 Act can be found on Invesco’s public website under:

https://www.invesco.com/portal/site/us/investors/money-market-and-liquidity-funds/

15.	Comment: In the Schedule of Investments of the Invesco U.S. Government Fund, disclose the date when the Fund is unconditionally able to demand payment.

Response: We did not identify any holdings of Invesco U.S. Government Fund that have a demand feature.

16.	Comment: For Invesco closed-end funds that had outstanding preferred shares in 2015, confirm whether the Funds show the debt issuance cost as direct deduction from the related debt liability rather than an asset per ASU 2015-03.

Response: FASB ASU 2015-03 Simplifying the Presentation of Debt Issuance Costs was effective for fiscal year ends beginning after December 15, 2015. The closed end funds that have outstanding preferred shares began showing debt costs as direct deduction rather than as an asset for the fiscal year end beginning March 1, 2016. Prior to adopting the new standard, the funds considered the effect and determined the impact on the funds’ financial position and results of operations was not material.

17.	Comment: For Invesco closed-end funds that had outstanding debt leverage, disclose in the notes to the financial statements the fair value of liabilities even if fair value option is not elected under ASC 825-10-50.

Response: The Trusts will include this information for all Funds going forward.

18.	Comment: In future shareholder reports, disclose the manner of settlement of related party fees (e.g., quarterly) . In addition, provide more specificity regarding the services and fees paid to affiliates.

Response: While we believe that the shareholder reports comply with Form N-1A Item 19(d), instruction No. 1 (and, for the closed-end funds, Form N-2, Items 20(4) and (8)) requirements for disclosure of affiliated services, we will review our disclosure going forward.

19.	Comment: In the Statement of Assets and Liabilities included in the shareholder reports for Invesco Senior Income Trust and Invesco Senior Loan Fund, confirm whether the “receivables for investments matured” were fair valued and also whether the receivables are current.

Response: The Trusts confirm that receivables for investments matured are fair valued and current. Going forward the Trusts will include them in the ASC 820 leveling tables.

20.	Comment: For the Invesco High Yield Fund, a portion of its distribution appears to be a return of capital but not reflected in the Statement of Changes in Net Assets or the financial highlights.

Response: The fund’s disclosure practice has been to show returns of capital separately in the Statement of Changes in Net Assets if the return of capital exceeded tolerance levels. The return of capital was identified in the notes to the financial statements and recorded on the balance sheet as a permanent book/tax difference.

21.	Comment: With respect to the derivative disclosure included in the notes to a fund’s financial statements, consider adding more specificity regarding the reason why the fund invested in derivative during the last fiscal year.

Response: For funds with significant derivatives usage, the use of specific derivatives and their impact on the funds’ performance, as well as the risks associated with investing in derivatives, is disclosed in the fund’s Management’s Discussion of Fund Performance section. Schedules of derivatives holdings at period end categorized by risk type are included with the Schedule of Investments. Current balances and activity for the types of derivatives in which a fund invested during the reporting period are included on the Statement of Assets and Liabilities and Statement of Operations, respectively. The Notes to the Financial Statements further describe the risks of the types of derivatives used by the funds. The derivatives tables included in the notes to the financial statements specifies the type of derivatives, collateral held, if any and the type of investment risk . We believe the funds’ disclosures comply with GAAP requirements.

22.	Comment: For funds that invest in collateralized loan obligations (CLOs), disclose the CLO tranche in the Schedule of Investments.

Response: The Trusts will include this information for all Funds going forward.

23.	Comment: Confirm supplementally why in the fair value disclosure in the notes to the financial statements, investments in money market funds are included under Common Stock and other Equity Securities.

Response: Any investment company in which the Funds invest are considered by the Funds to be equity securities, regardless of what the investment company, in turn, invests in.

24.	Comment: In the notes to the financial statements of the European Small Company, disclose when transfers between levels of the fair value hierarchy are recognized.

Response: The Trusts’ policy is to recognize transfers in and out of the valuation levels as of the end of the reporting period. The Trusts will include this disclosure going forward.

25.	Comment: Confirm supplementally that the Funds have complied with the requirement in Staff Accounting Bulletin 11 that Funds consider and disclose, if applicable, the effect of any new accounting pronouncements issued but not yet adopted.

Response: The Trusts confirm that the Funds consider and disclose accounting standards that have been issued but not yet adopted unless the impact on the Funds’ financial position and results of operations is not expected to be material.

Please do not hesitate to contact me at 713-214-4354, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/S/ SHERI MORRIS
Sheri Morris

EXHIBIT A

Registrant	File No.	NSAR filed	Comments:
AIM FUNDS GROUP (INVESCO FUNDS GROUP)	811-01540	3/1/2017	Missing city and state of audit firm.

AIM FUNDS GROUP (INVESCO FUNDS GROUP)	811-01540	2/29/2016	Missing name, city and state of audit firm.

AIM FUNDS GROUP (INVESCO FUNDS GROUP)	811-01540	2/27/2015	Missing name and city and state of audit firm.

INVESCO EXCHANGE FUND	811-02611	2/28/2017	Missing city and state of audit firm.

INVESCO EXCHANGE FUND	811-02611	2/29/2016	Missing name and city and state of audit firm.

INVESCO EXCHANGE FUND	811-02611	2/27/2015	Missing name and city and state of audit firm.

A-1

EXHIBIT B

Fund	Investment Type	Description
Invesco European Small Company Fund	Derivatives	The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

Invesco International Small Company Fund	Derivatives	The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

Invesco Global Real Estate Fund	Short Sales	The Fund may engage in short sales of securities.

Invesco Real Estate Fund	Short Sales	The Fund may engage in short sales of securities.

Invesco High Yield Municipal Fund	Derivatives	The Fund can invest in derivative instruments, including futures contracts and swap contracts.

Invesco Intermediate Term Municipal Income Fund	Derivatives	The Fund can invest in derivative instruments including futures contracts and swap contracts.

Invesco Municipal Income Fund	Derivatives	The Fund can invest in derivative instruments, including futures contracts and swap contracts.

Invesco New York Tax Free Income Fund	Derivatives	The Fund can invest in derivative instruments including futures contracts and swap contracts.

Invesco Limited Term Municipal Income Fund	Derivatives	The Fund can invest in derivative instruments including futures contracts and swap contracts.

B-1